(713) 860-7352

willburns@paulhastings.com

May 9, 2023

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Joanna Lam
Mr. Raj Rajan Mr. John Coleman Ms. Anuja A. Majmudar Ms. Irene Barberena-Meissner

Re:	Metals Acquisition Limited Amendment No. 3 to Registration Statement on Form F-4 Filed May 4, 2023 File No. 333-269007

Ladies and Gentlemen:

On behalf of our client, Metals Acquisition Limited (the “Company”), we are submitting this letter in response to the comments of the staff of the Division of Corporate Finance (the “Staff’) of the Securities and Exchange Commission (the “Commission”), conveyed by letter dated May 8, 2023 (the “Comment Letter”), with respect to the above-referenced Amendment No. 3 to the Registration Statement on Form F-4 (the “Registration Statement”). Concurrently with the submission of this response letter, the Company is filing its second amendment to the Registration Statement (“Amendment No. 4”) via EDGAR.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter in italicized type and which is followed by the Company’s response. In the responses below, page number references are to Amendment No. 4.

Paul Hastings LLP | 600 Travis Street, Fifty-Eighth Floor | Houston, TX 77002

t: +1. 713.860.7300 | www.paulhastings.com

May 9, 2023

Unaudited Pro Forma Condensed Combined Financial Information, page 174

1.	We note in response to prior comment 2, you have revised loss per share numbers under the "no redemption" scenario and "50% redemption" scenario in Note 6, page 192. However, based on the Revised loss for the year, it appears to us that loss per share basic and diluted, under "no redemption' scenario and "50% redemption" scenario would be $(0.34) and $(0.46), respectively. Please revise or advise.

Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 4 on page 192 in accordance with the Staff’s comment.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact the undersigned at (713) 860-7352 (willburns@paulhastings.com) of this firm with any questions or comments regarding this correspondence.

Sincerely,

/s/ R. William Burns
R. William Burns of PAUL HASTINGS LLP

Enclosures

cc:	(via e-mail)
Michael James McMullen, Chief Executive Officer, Metals Acquisition Limited